# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aptevo Therapeutics Inc., CIK 0001671584
CUSIP: 03835L405
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 2401 4th Avenue, Suite 1050, Seattle, Washington (WA), 98121
Date of event which requires filing of this statement: 06/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Aptevo Therapeutics Inc.
Address of issuer's principal executive offices: 2401 4th Avenue, Suite 1050, Seattle, Washington 98121

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on June 18, 2025 (the "SPA") (as disclosed in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 20, 2025), each of the Reporting Persons may have been deemed to have beneficial ownership of 82,000 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA, and all such shares of Common Stock represent beneficial ownership of approximately 9.8% of the Common Stock, based on (1) 759,156 shares of Common Stock outstanding as of June 18, 2025, as reported by the Issuer, plus (2) 82,000 shares of Common Stock to be issued to Intracoastal at the closing of the transaction contemplated by the SPA. The foregoing excludes (I) 410,000 shares of Common Stock issuable upon exercise of a warrant to be issued to Intracoastal at the closing of the transaction contemplated by the SPA ("Intracoastal Warrant 1") because Intracoastal Warrant 1 is not exercisable until the effective date of stockholder approval of the issuance of the shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 (and Intracoastal Warrant 1 also contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock) and (II) 15,500 shares of Common Stock issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 2") because Intracoastal Warrant 2 is not exercisable until the effective date of stockholder approval of the issuance of the shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 (and Intracoastal Warrant 2 also contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock). Without such blocker provisions (and assuming Intracoastal Warrant 1 and Intracoastal Warrant 2 were currently exercisable), each of the Reporting Persons may have been deemed to have beneficial ownership of 507,500 shares of Common Stock.

(ii) As of the close of business on June 25, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of no shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 0.00% of the Common Stock, based on (1) 759,156 shares of Common Stock outstanding as of June 18, 2025, as reported by the Issuer, plus (2) 2,105,000 shares of Common Stock issued at the closing of the transaction contemplated by the SPA. The foregoing excludes (I) 410,000 shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 because Intracoastal Warrant 1 is not exercisable until the effective date of stockholder approval of the issuance of the shares of Common Stock issuable upon exercise of Intracoastal Warrant 1 (and Intracoastal Warrant 1 also contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 1 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock) and (II) 15,500 shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 because Intracoastal Warrant 2 is not exercisable until the effective date of stockholder approval of the issuance of the shares of Common Stock issuable upon exercise of Intracoastal Warrant 2 (and Intracoastal Warrant 2 also contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 2 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Common Stock). Without such blocker provisions (and assuming Intracoastal Warrant 1 and Intracoastal Warrant 2 were currently exercisable), each of the Reporting Persons may have been deemed to have beneficial ownership of 425,500 shares of Common Stock.
Percent of class: 0.00%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (06/25/2025)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (06/25/2025)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin, Manager (06/25/2025)